Exhibit 99.1

Gold Royalty Reports third Quarter Results; achieves Record revenue and adjusted ebitda

Vancouver, British Columbia – November 5, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three and nine months ended September 30, 2025. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “The continued ramp-up of our portfolio, with new mines entering production, has delivered another quarter of record revenue and record Total Revenue, Land Agreement Proceeds and Interest. With positive cash flow and additional proceeds from warrant exercises, we have further reduced debt, lowered interest costs, and strengthened our balance sheet. Our disciplined approach keeps us on track to continue using cash generated from operations to de-lever throughout 2026.”

Third Quarter 2025 Results Highlights:

●	Record revenue of $4.1 million and Total Revenue, Land Agreement Proceeds and Interest* of $4.6 million from 1,323 gold equivalent ounces (GEOs)*in the quarter.
●	Record Adjusted EBITDA* of $2.5 million and record positive cash flow from operations of $2.4 million in the quarter.
●	Responsible capital allocation. Gold Royalty repaid $2.0 million to our existing revolving credit facility in the third quarter and has repad a further $5 million to the facility subsequent to quarter end. We expect to continue using cash generated from operations to de-lever throughout 2026.

*ˆSee “Non-IFRS Measures” below.

Third Quarter 2025 Results Summary:

The following table sets forth selected financial and operating information for the three and nine months ended September 30, 2025 and 2024.

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
(in thousands of dollars, except per share and GEO amounts)	($)	($)	($)	($)
Revenue	4,148	2,060	11,109	6,748
Net (loss) income(1)	(1,133)	3,423	(3,210)	(218)
Net (loss) income per share, basic and diluted	(0.01)	0.02	(0.02)	(0.00)
Cash provided by (used in) operating activities	2,438	(42)	5,994	1,281
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(2)	4,573	2,601	12,562	9,001
Adjusted EBITDA(2)	2,517	779	6,553	3,539
Adjusted Net (Loss) Income(2)	(415)	4,238	(1,727)	1,571
Adjusted Net (Loss) Income Per Share, basic(2)	(0.00)	0.03	(0.01)	0.01
Adjusted Net (Loss) Income Per Share, diluted(2)	(0.00)	0.02	(0.01)	0.01
GEOs(2)	1,323	1,051	3,918	4,017

Notes:

(1)	Net income for the three months ended September 30, 2024, includes $5.9 million deferred tax recovery that was recognized as a result of our internal reorganizations to streamline operations, which was completed in the third quarter of 2024. See the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025 for further information.

(2)	Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” for further information.

For further detailed information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2025, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Portfolio Update:

Borborema project (2.0% NSR): On September 23, 2025, Aura Minerals (“Aura”) announced that commercial production had been achieved in the third quarter, on schedule. On October 10, 2025, Aura disclosed that total production for the three months ended September 30, 2025, at Borborema totaled 10,219 gold equivalent ounces. For further information see Aura’s news releases dated September 23, 2025 and October 10, 2025, available under its profile on www.sedarplus.ca.

Borden mine (0.5% NSR, partial royalty coverage): On August 12, 2025, Discovery Silver Corp. (“Discovery”) released its second quarter 2025 results, highlighting quarterly production from Borden of 27,286 ounces of gold at an average grade of 5.62 g/t gold and a 90.6% recovery. Discovery also outlined the exploration program targeting near-mine and regional extensions, with resource conversion drilling planned across Hoyle Pond, Borden, and Pamour. For further information see Discovery’s news releases dated August 12, 2025, available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey mine (3.0% NSR, partial royalty coverage): On October 29, 2025, in its third quarter financial results, and on its October 30 conference call Agnico Eagle Mines Limited (“Agnico Eagle”) reported that both underground development and shaft sinking are proceeding ahead of schedule, and the company continues to expect initial production in the second half of 2026. Agnico Eagle has also approved a 70-metre extension to Shaft #1 at depth. Engineering for this new layout commenced in the third quarter of 2025 and the excavation of the second loading station is now expected to begin in early 2026. The extension is expected to improve operational flexibility and efficiency in the early 2030s, reduce reliance on truck haulage, and further unlock significant exploration potential at depth. For further information see Agnico Eagle’s news release dated October 29, 2025, available under its profile on www.sedarplus.ca.

Côté Gold mine (0.75% NSR, partial royalty coverage): On November 4, 2025, IAMGOLD released its third quarter 2025 results, highlighting that Côté Gold had produced 106,000 ounces on a 100% basis in the quarter, marking the second consecutive quarter averaging over 30,000 ounces per month. IAMGOLD also reiterated cost guidance for Côté Gold with expected full-year cash costs of $1,100-$1,200/oz and all-in sustaining costs to $1,600-$1,700/oz. For further information see IAMGOLD’s news releases dated August 7, 2025, available under its profile on www.sedarplus.ca.

County Line project (3% NSR): On September 30, 2025, Fortitude Gold Corp. (“Fortitude Gold”) announced that it has received all approvals from the Bureau of Land Management and the Nevada Division of Environmental Protection to construct and operate the County Line project, located approximately 16 miles northeast of Fortitude Gold’s Isabella Pearl gold mine (0.375% GRR). The operator intends to mine and truck County Line mineralization to Isabella Pearl, leveraging the existing heap leach pad and gold processing facilities. For further information see Fortitude Gold’s news release dated September 30, 2025, available under its profile on www.sedarplus.ca.

Cozamin mine (1.0% NSR, partial royalty coverage): On October 30, 2025, Capstone Copper Corp. (“Capstone”) reported copper production of 6,145 thousand tonnes of copper at Cozamin in the third quarter 2025, 2% higher than the same period of 2024 as mine sequencing resulted in higher grades. It stated that Cozamin’s copper production is trending towards the upper end of its previously disclosed 2025 production guidance of 23,000 to 26,000 tonnes as well as the lower end of costs. Production is expected by Capstone to be consistently weighted through the year. For further information see Capstone’s news release dated October 30, 2025, available under its profile on www.sedarplus.ca.

Ren project (1.5% NSR and 3.5% NPI): In its management’s discussion and analysis for the three months ended June 30, 2025, Barrick reiterated its targeted production of 140,000 ounces of gold per year (100% basis) in 2027 at Ren. It disclosed that, as at June 30, 2025, project spend was $115 million (including $20 million in the second quarter of 2025) of an estimated capital cost of $410 to $470 million (100% basis). Ren was also highlighted in a Nevada Gold Mines site visit, hosted by Barrick on September 18, 2025, where the operator published updated gold production forecasts through 2033 and noted that the Ren life of mine extends past 2040. For further information see Barrick’s management’s discussion and analysis for the three months ended June 30, 2025, available under its profile on www.sedarplus.ca and presentation materials dated September 18, 2025 on www.barrick.com.

South Railroad project (0.44% NSR, partial royalty coverage): On August 11, 2025, Orla Mining Ltd. (“Orla”) released its second quarter 2025 results highlighting that exploration activities continue at the South Railroad project with the focus to increase resources at the Dark Star and Pinion deposits, as well as other satellite deposits. Exploration activities are expected to continue through 2025. Orla also stated that the Notice of Intent is expected to be published shortly after the news release, with the company targeting a Record of Decision (“ROD”) approximately 12 months after. Following approval of the ROD, construction on the South Railroad project would begin, with first gold produced targeted for 2028. For further information see Orla’s news release dated August 11, 2025, available under its profile on www.sedarplus.ca.

Tonopah West project (3.0% NSR): On October 27, 2025, Blackrock Silver Corp. announced the first assay results from its Eastern Expansion Drill Program at Tonopah West, a follow-up of the Scout Program that had identified strong mineralization up to 1.2 kilometres east of the current resource area. The Eastern Expansion Program returned with multiple high-grade intercepts across the drilled area. These results confirm the continuity of mineralization well beyond the existing deposit footprint and highlight the potential for further extensions along the eastern trend of the Tonopah West project. For further information see Blackrock Silver’s news releases dated October 27, 2025, available under its profile on www.sedarplus.ca.

Vareš mine (100% copper stream with ongoing payments of 30% of the spot copper price): On October 9, 2025, DPM Metals Inc. (“DPM”) announced its preliminary third quarter 2025 results, wherein it disclosed that integration activities at the Vareš mine were progressing well and that it expects the operation to achieve 850,000 tonnes per year operating rate by the end of 2026. The disclosure also noted that DPM expects minimal production at the mine for the balance of 2025. For further information see DPM’s announcement dated October 9, 2025, available under its profile on www.sedarplus.ca.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with two new royalties added in the nine months ended September 30, 2025. We have generated 51 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 36 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continues to incur low operating costs with minimal expenditure spent on maintaining the underlying mineral interests in the nine months ended September 30, 2025.

Third Quarter 2025 Results Conference Call Details

A conference call will be held on Thursday, November 6, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Webcast: Click Here

US (toll-free): 1-833-890-3060

Canada (toll-free): 1-855-669-9657

International: 1-412-206-6408

The third quarter 2025 presentation materials will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

Outstanding Warrants

As of September 30, 2025, the Company had 16,935,990 outstanding share purchase warrants (the “Warrants”), with each Warrant exercisable into a common share of the Company, in accordance with their terms, at an exercise price of $2.25 per share and expiring May 31, 2027. The Warrants are listed on the NYSE American under the symbol “GROY.WS”. Investors requiring further information regarding the exercise of their Warrants should contact: (i) if the Warrants are held through a brokerage account or other nominee, such broker or nominee; and (ii) if the Warrants are held directly in registered form, the Warrant agent, Continental Stock Transfer and Trust Company, by email at compliance@continentalstock.com and following the instructions set forth in the applicable Warrant certificate. Warrant holders should also consult their financial and tax advisors regarding the financial and tax implications applicable to them prior to exercising Warrants.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Outlooks presented herein are including forecasted GEOs, is based on the public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future GEOs, Total Revenues and Land Agreement Proceeds, expected future cash flows; expectations regarding the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net (Loss) Income and Adjusted Net (Loss) Income Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the periods indicated:

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,635	1,172	4,732	3,177
Streaming	1,212	—	2,416	—
Advance minimum royalty and pre-production royalty	1,099	807	3,054	2,250
Land agreement proceeds	212	335	1,244	2,788
Interest income credited against gold-linked loan	415	287	1,116	786
Total Revenue, Land Agreement Proceeds and Interest	4,573	2,601	12,562	9,001
Land agreement proceeds credited against other mineral interests	(10)	(254)	(337)	(1,467)
Interest income credited against gold-linked loan	(415)	(287)	(1,116)	(786)
Revenue	4,148	2,060	11,109	6,748

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net (loss) income for the impact of: depletion, depreciation, finance costs, current and deferred tax expense (recovery), interest income credited against gold-linked loan, transaction related and non-recurring general and administrative expenses(2), non-cash share-based compensation, share of loss (gain) and dilution loss (gain) in associate, change in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange (gain) loss, gain on loan modification and other expense (income). We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss (income) to Adjusted EBITDA.

●	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and nine months ended September 30, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to implementation of new accounting system and evaluation of royalty and other asset acquisitions.

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Net (loss) income	(1,133)	3,423	(3,210)	(218)
Depletion	862	488	1,371	1,433
Depreciation	19	20	58	59
Finance costs	2,292	2,166	6,733	5,855
Current tax expense (recovery)	—	(233)	118	586
Deferred tax (recovery) expense	(210)	(5,891)	(237)	(6,189)
Land Agreement Proceeds credited against other mineral interests	10	254	337	1,467
Interest income credited against gold-linked loan	415	287	1,116	786
Transaction related and non-recurring general and administrative expenses	78	141	179	416
Share-based compensation	561	445	1,903	1,499
Share of loss (gain) in associate	—	67	80	(33)
Dilution loss (gain) in associate	—	—	73	(9)
Change in fair value of gold-linked loan	(277)	(400)	(992)	(1,350)
Change in fair value of short-term investments	(207)	30	(180)	(19)
Change in fair value of embedded derivative	(133)	(99)	(413)	(469)
Foreign exchange (gain) loss	(91)	103	(39)	116
Gain on loan modification	—	—	(693)	(310)
Other expense (income)	331	(22)	349	(81)
Adjusted EBITDA	2,517	779	6,553	3,539

Adjusted Net (Loss) Income and Adjusted Net (Loss) Income Per Share, basic and diluted

Adjusted Net (Loss) Income is calculated by adjusting net (loss) income for the impact of: land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1), share of loss (gain) and dilution loss (gain) in associate, changes in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange (gain) loss, gain on loan modification, and other expense (income). Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net (loss) income to Adjusted Net (Loss) Income, Per Share, basic and diluted for the periods indicated:

●	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and nine months ended September 30, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to implementation of new accounting system and evaluation of royalty and other asset acquisitions.

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
(in thousands of dollars, except per share amount)	($)	($)	($)	($)
Net (loss) income	(1,133)	3,423	(3,210)	(218)
Land Agreement Proceeds credited against other mineral interests	10	254	337	1,467
Interest income credited against gold-linked loan	415	287	1,116	786
Accretion of convertible debentures	592	454	1,666	1,275
Transaction related and non-recurring general and administrative expenses	78	141	179	416
Share of loss (gain) in associate	—	67	80	(33)
Dilution loss (gain) in associate	—	—	73	(9)
Change in fair value of gold-linked loan	(277)	(400)	(992)	(1,350)
Change in fair value of short-term investments	(207)	30	(180)	(19)
Change in fair value of embedded derivative	(133)	(99)	(413)	(469)
Foreign exchange (gain) loss	(91)	103	(39)	116
Gain on loan modification	—	—	(693)	(310)
Other expense (income)	331	(22)	349	(81)
Adjusted Net (Loss) Income	(415)	4,238	(1,727)	1,571

Weighted average number of common shares outstanding
Basic	170,913,113	169,152,636	170,599,707	156,162,298
Diluted	170,913,113	170,233,750	170,599,707	156,162,298
Adjusted Net (Loss) Income Per Share
Basic	(0.00)	0.03	(0.01)	0.01
Diluted	(0.00)	0.02	(0.01)	0.01

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended September 30, 2024	2,475	2,601	1,051
For the three months ended September 30, 2025	3,456	4,573	1,323
For the nine months ended September 30, 2024	2,241	9,001	4,017
For the nine months ended September 30, 2025	3,206	12,562	3,918